Exhibit 99.11:

RNS Number : 7376A

Unilever PLC

13 September 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£42.4353
e)	Aggregated information - Volume - Total	3 £127.31
f)	Date of the transaction	2018-09-10
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (Member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	24 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound

d)	Price(s) and volume(s)	Price(s)Volume(s)£42.839319 £42.84365
e)	Aggregated information - Volume - Total	24 £1,028.16
f)	Date of the transaction	2018-09-12
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Weed
2	Reason for the notification

a)	Position/status	Closely Associated Person to Keith Weed, Chief Marketing & Communications Officer (PDMR - a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	797 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£41.6862797

e)	Aggregated information - Volume - Total	797 £33,223.90
f)	Date of the transaction	2018-06-12
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Weed
2	Reason for the notification
a)	Position/status	Closely Associated Person to Keith Weed, Chief Marketing & Communications Officer (PDMR - a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	798 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£42.8393798
e)	Aggregated information - Volume - Total	798 £34,185.76

f)	Date of the transaction	2018-09-12
g)	Place of the transaction	London Stock Exchange - XLON

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